Protective Life and Annuity
Insurance Company
Post Office Box 2606
Birmingham, AL 35202

April 24, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Protective Life and Annuity Insurance Company, on its own behalf and on behalf of Variable Annuity Account A of Protective Life, hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-179963) be accelerated and declared effective on May 1, 2012, or as soon thereafter as is reasonably practicable.

Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life

By:	/s/ Wayne E. Stuenkel
Wayne E. Stuenkel
President, Director and Chief Actuary

INVESTMENT DISTRIBUTORS, INC.

2801 Highway 280 South · Birmingham, AL · 35223 · (205)268-1000

April 24, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., the principal underwriter, hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-179963) be accelerated and declared effective on May 1, 2012, or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Edwin V. Caldwell
Edwin V. Caldwell
President